Mail Stop 3561

December 22, 2006

Dr. Kurt Bock
Chief Financial Officer
BASF Aktiengesellschaft
Carl Bosch Strasse 38
67056 Ludwigshafen
Deutschland

> **Re:** **BASF Aktiengesellschaft**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 1-15050**

Dear Dr. Bock:

We have reviewed your filing and have the following comments. Where indicate, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Disclosure Controls and Procedures, page 118

1. You disclose that information required to be disclosed is recorded, processed, summarized and reported on a timely basis. In future filings, when you define disclosure controls and procedures, please include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e). In this regard, please also state, if true, whether your controls and procedures are designed to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow

timely decisions regarding required disclosure" and whether your disclosure controls and procedures were effective to meet these objectives. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in this filing.

2. Please revise your disclosure in future filings and tell us if your officers concluded that disclosure controls and procedures were effective "as of the end of the period covered by the report." Refer to Section II.F.3.of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Item 18. Financial Statements, page F-1

Consolidated Balance Sheets, page F-4

3. Please revise the face of the statement in future filings to present the line item cash and cash equivalents as required by IAS 1, paragraph 68. We note your parenthetical disclosure of cash and cash equivalents as part of the line item "Liquid funds."

Consolidated Statements of Cash Flows, page F-7

4. Please refer us to the IFRS accounting literature you relied upon in reconciling to liquid funds in your statement of cash flows or revise accordingly in future filings. Also, we note your policy disclosure on page F-16 that cash and cash equivalents comprise marketable securities with original maturities of three months or less consistent with paragraph 7 of IAS 7. As such, it is not clear why marketable securities are included in your reconciliation to liquid funds and distinguished from cash and cash equivalents in your statement of cash flows. Please also revise to clarify the components of your cash and cash equivalents. See IAS 7, paragraph 45.

Note 1. Summary of accounting policies, page F-8
Note. 3 Effects of conversion to IFRS, page F-21

5. Your disclosure indicates that your financial statements have been prepared in accordance with IFRS as adopted by the European Union. Release No. 33-8567 "First-Time Application of International Reporting Standards," permits IFRS adopters to present only two years of audited IFRS financial statements instead of three years for their first year of reporting under IFRS. A company that prepares its financial statements under EU GAAP can qualify for the accommodation if it provides an audited reconciliation from IFRS as adopted by the EU to IFRS as

published by the IASB. Please tell us whether your financial statements comply with IFRS as published by the IASB and whether there are any reconciling items between IFRS as adopted by the EU and IFRS as published by the IASB. Explain why your current disclosure qualifies you for this accommodation. See also General Instruction G of Form 20-F.

6. Please include in your disclosure in future filings an explicit and unreserved statement of your compliance with IFRS as published by the IASB as required by IAS 1, paragraph 14.

Note 7. Other operating income, page F-35

7. Please include your accounting policies regarding the valuation of accounts receivable and what triggers the reversal of your valuation allowance.

Note 24. Other provisions, page F-57

8. Please advise or expand your disclosure in future filings to include the amount expected to be incurred with respect to the activity and the cumulative amount to date for US GAAP. See SFAS 146, paragraph 20.

*   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please submit your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

Sincerely yours,

Michael Moran
Branch Chief